UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Finward Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

31812F109

(CUSIP Number(s))

Benjamin J. Bochnowski
 c/o Finward Bancorp
 9204 Columbia Avenue
 Munster, Indiana 46321
 (219) 836-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31812F109

1.	Names of Reporting Persons. David A. Bochnowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: —
	8.	Shared Voting Power: 333,995(1)
	9.	Sole Dispositive Power: 70,682(2)
	10.	Shared Dispositive Power: 263,313(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 333,995
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 70,682 shares held in Mr. Bochnowski’s individual retirement account and; (ii) 263,313 shares that are held jointly with Ann M. Bochnowski, Mr. Bochnowski’s spouse. All shares under (i) through (ii) above are subject to the Voting Agreement described herein.

(2)	Represents shares held in Mr. Bochnowski’s individual retirement account.

(3)	Reflects shares that are held jointly with Ann M. Bochnowski, Mr. Bochnowski’s spouse.

CUSIP No.	31812F109

1.	Names of Reporting Persons. Ann M. Bochnowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: —
	8.	Shared Voting Power: 274,152(1)
	9.	Sole Dispositive Power: 10,839(2)
	10.	Shared Dispositive Power: 263,313(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.4%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 10,839 shares held in Mrs. Bochnowski’s individual retirement account and (ii) 263,313 shares that are held jointly with David Bochnowski, Mrs. Bochnowski’s spouse. All shares under (i) through (ii) above are subject to the Voting Agreement described herein.

(2)	Reflects shares held in Mrs. Bochnowski’s individual retirement account.

(3)	Reflects shares that are held jointly with David Bochnowski, Mrs. Bochnowski’s spouse.

CUSIP No.	31812F109

1.	Names of Reporting Persons. Benjamin J. Bochnowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 27,932(1)
	8.	Shared Voting Power: 372,695(2)
	9.	Sole Dispositive Power: 23,956(3)
	10.	Shared Dispositive Power: 2,300(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.3%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 1,821 shares held by Mr. Bochnowski under the Finward Bancorp Employees’ Savings and Profit Sharing Plan (“ESPP”); (ii) 1,120 shares held in Mr. Bochnowski’s individual retirement account; (iii) 21,015 shares held by Mr. Bochnowski individually; and (iv) 3,976 shares of restricted stock, as to which Mr. Bochnowski has no dispositive power.

(2)	Includes (i) 2,300 shares held jointly with Mr. Bochnowski’s spouse and (ii) 370,395 shares held by the other Reporting Persons over which Mr. Bochnowski has voting power pursuant to the Voting Agreement described herein.

(3)	Includes (i) 1,821 shares held by Mr. Bochnowski under the ESPP; (ii) 1,120 shares held in Mr. Bochnowski’s individual retirement account; and (iii) 21,015 shares held by Mr. Bochnowski individually.

(4)	Reflects shares held jointly with Mr. Bochnowski’s spouse.

CUSIP No.	31812F109

1.	Names of Reporting Persons. Julia M. Kwait
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: —
	8.	Shared Voting Power: 8,000(1)
	9.	Sole Dispositive Power: 8,000(1)
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): IN

(1)	All of such shares are subject to the Voting Agreement described herein.

CUSIP No.	31812F109

1.	Names of Reporting Persons. John Mark Bochnowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: —
	8.	Shared Voting Power: 8,793(1)
	9.	Sole Dispositive Power: 8,793(1)
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,793
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): IN

(1)	All of such shares are subject to the Voting Agreement described herein.

CUSIP No.	31812F109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James J. Bochnowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: —
	8.	Shared Voting Power: 8,768(1)
	9.	Sole Dispositive Power: 8,768(1)
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): IN

(1)	All of such shares are subject to the Voting Agreement described herein.

This Amendment No. 5 to Schedule 13D amends that certain Schedule 13D, initially filed by David A. Bochnowski and Ann M. Bochnowski on February 14, 2007, as amended by Amendment No. 1 filed on March 20, 2008, Amendment No. 2 filed on January 21, 2011, the Amendment No. 3 filed on April 8, 2019, and Amendment No. 4 filed on February 23, 2023 (as amended, the “Schedule 13D”).

All items of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, without par value per share (the “Common Stock”) of Finward Bancorp (the “Issuer”), an Indiana corporation having its principal office at 9204 Columbia Avenue, Munster, Indiana 46321.

Item 2.	Identity and Background

(a)-(c) The names of the persons filing this Schedule 13D (each a “Reporting Person,” and collectively the “Reporting Persons” or the “Bochnowski Family”), their residence or business address and current principal occupation or employment, if any, is as follows:

Name	Residence or Business Address	Principal Occupation
David A. Bochnowski	P.O. Box 3117 Munster, IN 46321	—
Ann M. Bochnowski	P.O. Box 3117 Munster, IN 46321	—
Benjamin J. Bochnowski	c/o Finward Bancorp 9204 Columbia Avenue Munster, Indiana 46321	CEO and President of the Issuer; CEO of the Issuer’s wholly-owned subsidiary, Peoples Bank (the “Bank”); member of Issuer’s board of directors.
Julia M. Kwait	P.O. Box 3117 Munster, IN 46321	Attorney
John Mark Bochnowski	P.O. Box 3117 Munster, IN 46321	Musician
James J. Bochnowski	P.O. Box 3117 Munster, IN 46321	Marketing

As a result of the entry into the voting agreement as described below, the Reporting Persons may be deemed to have formed a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”); however, each of the Reporting Persons disclaims beneficial ownership of the securities directly held by any other Reporting Person for purposes of Sections 13(d) or 13(g) of the Act except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities, and the inclusion of such persons in this Schedule 13D shall not be construed as an admission that such persons are, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any of the securities held by such other Reporting Person.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f) Each of the Reporting Persons are US citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock held by each of the Reporting Persons was acquired using personal funds or as a result of gifts. David A. Bochnowski and Benjamin J. Bochnowski also received stock grants from the Issuer as a part of incentive-based compensation over the course of many years.

Item 4.	Purpose of Transaction

The Common Stock held by each of the Reporting Persons was acquired for investment purposes based on the Reporting Persons’ respective beliefs that the shares represented an attractive and generational investment opportunity. The Reporting Persons acquired the Common Stock over the course of several decades, with initial purchases by David and Ann Bochnowski dating back to the Bank’s conversion to a stock corporation in 1984. The Bochnowski Family has had an interest in the Issuer since the Bank’s founding in 1910 by John Michael Bochnowski. Four generations of the family have served in management and director roles, and have continuously had board and management representation since the Bank’s stock conversion in 1984. The Bochnowski Family intends to maintain that representation, and to act in the best interests of the Bank’s shareholders, customers, employees, and the communities that it serves.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur in connection with any of the actions set forth in the following paragraphs.

Voting Agreement

Effective November 21, 2024, the Reporting Persons entered into the Bochnowski Family Voting Agreement (the “Voting Agreement”) in order to consolidate and unify the voting power represented by the Common Stock each Reporting Person beneficially owns. Pursuant to the Voting Agreement, each Reporting Person agreed, individually and in their respective capacities as custodians or trustees of certain family trusts, to vote the Common Stock each holds or has voting control in accordance with the determination of Benjamin J. Bochnowski (the “Proxy”). To secure each Reporting Person’s obligation to vote in accordance with the Proxy’s direction, each Reporting Person provided an irrevocable proxy to the Proxy to vote their Common Stock.

Under the Voting Agreement, each Reporting Person also agreed to restrictions on transferring, directly or indirectly, the voting power of the Common Stock each holds. Any sale or other transfer of Common Stock held by a Reporting Person is subject to rights of first refusal by the other Reporting Persons party to the Voting Agreement, except with respect to transfers to family members and family trusts, provided that such family member or family trust transferee agrees to become party to the Voting Agreement.

From time to time, the Reporting Persons may engage in discussions with representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer. The Reporting Persons also may engage in discussions with representatives of the Issuer or other shareholders of the Issuer on matters of mutual interest, which may include discussions regarding the business and strategic direction of the Issuer.

The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions and valuations, subsequent developments affecting the Issuer, the general business and prospects of the Issuer, and other factors.

The Reporting Persons intend to continuously review their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. Depending on various factors including, without limitation, the general business and prospects of the Issuer, the Issuer’s financial position, market conditions, conditions in the securities markets and general economic and industry conditions, such actions may include, without limitation, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment; making, alone or with others, proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), management or strategy; potential business combinations or dispositions involving the Issuer or its assets; proposals for improving the Issuer’s financial and/or operational performance; purchasing additional shares of Common Stock or selling some or all of their Common Stock; or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The percent of class reported as beneficially owned on the cover pages of this Statement is based on 4,313,819 shares of Common Stock outstanding as of November 14, 2024 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 filed on November 14, 2024 and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days, except as follows:

Reporting Person	Transaction Date	Transaction	No. of Shares	Price per Share
Benjamin J. Bochnowski	10/31/2024	Purchase (reinvested dividend)	6.9843	$31.28

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Bochnowski Family Voting Agreement, dated as of November 21, 2024, among the Reporting Persons.

99.2	Joint Filing Agreement dated as of November 22, 2024 among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2024

/s/ David A. Bochnowski
	Name:	David A. Bochnowski

/s/ Ann M. Bochnowski
	Name:	Ann M. Bochnowski

/s/ Benjamin J. Bochnowski
	Name:	Benjamin J. Bochnowski

/s/ Julia M. Kwait
	Name:	Julia M. Kwait

/s/ John M. Bochnowski
	Name:	John M. Bochnowski

/s/ James J. Bochnowski
	Name:	James J. Bochnowski